Exhibit 99.2

DANAOS CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2007 Annual General Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of Danaos Corporation, a Marshall Islands company (the “Company”), to be held on Monday, July 23, 2007 at 10:00 a.m. Greek local time, at the Company’s principal executive offices at 14 Akti Kondyli in Piraeus, Greece 185 45.

The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Dr. John Coustas and Iraklis Prokopakis, or either one of them acting alone, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

DANAOS CORPORATION

JULY 23, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
202300000000000000000					072307

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES TO THE BOARD
OF DIRECTORS AND “FOR” PROPOSAL TWO. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED
ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1.	Election of the Class III directors listed below to hold office for three years and until their successors are elected and qualified.		2.	Ratification of appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the year ending December 31, 2007.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	☐ Dimitri J Andritsoyiannis ☐ Miklós Konkoly-Thege	PLEASE INDICATE WITH AN “X” IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILLBE VOTED FOR THE ELECTION OF
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES		ALLTHE NOMINEES TO THE BOARD OF DIRECTORS AND FOR PROPOSAL TWO, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS
☐	FOR ALL EXCEPT (See instructions below)
INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: •

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder		Date:	Signature of Stockholder			Date:
Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full itle as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.